SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December 2007

DOUBLE HULL TANKERS, INC.

(Exact name of Registrant as specified in its charter)
26 New Street
St. Helier, Jersey JE23A
Channel Islands
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑  Form 40-F ☐
     (Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)
Yes ☐   No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b))

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-147001) OF DOUBLE HULL TANKERS, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached as Exhibit 99.1 are the financial statements of Double Hull Tankers, Inc. for the third quarter and the nine months ended September 30, 2007.

EXHIBIT LIST

Exhibit	Description

99.1	Financial statements of Double Hull Tankers, Inc. for the third quarter and the nine months ended September 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Double Hull Tankers, Inc.
(Registrant)

Date: December 14, 2007	By	/s/ Erik Ubøe
Erik Ubøe
Chief Financial Officer